Management’s Discussion and Analysis

Three and nine month periods ended September 30, 2005

This Management Discussion and Analysis (“MD&A”) of the results of operations of QSound Labs, Inc. (the company) for the three and nine month periods ended September 30, 2005 should be read in conjunction with the interim unaudited consolidated financial statements of the company for the quarters ended March 31 and June 30, 2005, and the annual audited financial statements of the company for the fiscal year ended December 31, 2004. Management has prepared these notes with the understanding that readers are already familiar with the MD&A for the fiscal year ended December 31, 2004 and the quarters ended March 31and June 30, 2005.

The company reports its unaudited consolidated financial statements in United States dollars and in accordance with Canadian Generally Accepted Accounting Principles (GAAP).

Operations
Below we provide information on the significant line items in our statement of operations for the three and six month periods ended September 30, 2005 and 2004, as well as analysis of the changes period to period.

	Q3 2005	YTD 2005	Q3 2004	YTD 2004
Royalties and license fees revenues	$253,856	$591,504	$383,773	$977,794

Product sales revenues
Audio segment	$84,830	$157,658	$122,199	$411,645
E-Commerce segment	48,189	100,833	59,027	193,782
Telephony segment	14,169	27,793	35,278	135,742
Total	$147,188	$286,284	$216,504	$741,169

Business development activities have focused on mobility applications for the past several years. As previously announced, there have been several major design wins and recurring revenue from these activities is forecast for later this year. Therefore, as expected, licensing and royalty revenues for 2005 are down when compared to 2004 as “legacy licenses” continue to decline. We expect revenue from our legacy licenses to continue to decline through 2005 and to be replaced with revenue from our new design wins in the latter part of 2005 and 2006.

The audio segment experienced a decrease in product sales of 32% in Q2 2005 from Q2 2004 primarily due to a decline in integrated circuit chip sales. As the integrated circuit chips are of an analog design, we expect these sales to continue to decline as digital technology expands as the leading design in the market place.

The telephony segment showed a decrease of 51% in product sales when compared to the same period in 2004 due to the maturation of our product line. We are focusing our efforts on developing a new VoIP product line for the small business market and expect to conclude regulatory testing in time for a product launch later this year.

	Q2 2005	YTD 2005	Q3 2004	YTD 2004
Marketing expenses	$267,325	$498,299	$265,281	$982,889
Operating expenses	$54,416	$97,646	$30,184	$171,725

We experienced an increase in marketing and operating expenses in 2003 when we established our IP Telephony business unit. We cut back on these expenditures in March 2004 and again in January 2005 so as to bring them more into line with revenues being generated from the IP Telephony business unit. This is reflected in the decreased marketing and operating expenses in 2005.
	Q2 2005	YTD 2005	Q3 2004	YTD 2004
Product engineering expenses	$257,349	$484,374	$228,211	$698,798

The majority of product engineering expenses is made up of salaries. As our needs in audio and telephony change, so does our staffing mix to satisfy those needs. The audio segment has seen a general increase in staff, while the telephony business unit has seen a decrease in staff. The e-commerce business unit is constant in the engineering staff on hand from period to period.

	Q2 2005	YTD 2005	Q3 2004	YTD 2004
Administration and foreign exchange	$189,561	$384,133	$201,422	$630,226

The difference between 2005 and 2004 can be directly attributable to two factors, foreign exchange and stock based compensation cost. The increase in value of the United States dollar against the Canadian dollar has lowered our expenses as the majority of administrative expenses are incurred in Canadian Dollars. A larger amount of compensation cost of options issued to directors and employees was incurred in Q1 2004 than in Q1 2005.

Financial Condition
The company had a working capital surplus of $2,746,804 at September 30, 2005 as compared to $3,457,107 as at December 31, 2004.

Cash resources at the end of the second quarter of 2005 were $2,103,829 as compared to $3,327,543 at December 31, 2004. Liabilities at the end of the second quarter of 2005 were $266,621, which consisted of $218,485 in accounts payable and accrued liabilities and $48,136 in deferred revenue. Liabilities at December 31, 2004 were $305,409 which consisted of $245,664 in accounts payable and accrued liabilities and $59,745 in deferred revenue. Management feels that with our current cash on hand and cash flows from operations the company has sufficient capital to carry out its business plan for the remainder of 2005.

Capital Expenditures
The company continues to take steps to ensure that its technology is current and up to date. To facilitate that goal and ongoing research and development, as well as protecting its technology through the registration of trademarks and patents, the company invested $42,173 in the quarter in new computer equipment and software, trademarks and patents. In addition the company invested and capitalized $14,377 in software and production tooling in the development of our new IP Telephony product.

The Management’s Discussion and Analysis contains forward- looking statements as defined in U.S. federal securities laws. Our actual results or industry results could differ materially from those in the forward-looking statements. Investors are advised to read the risks and uncertainties set out under “Risk Factors” in our Annual Report on Form 20-F filed with the Securities and Exchange Commission. Forward-looking statements are based on the current expectations and opinions of QSound’s management.

Consolidated
Balance sheets
As at September 30, 2005 and December 31, 2004
(Expressed in United States dollars)
	September 30, 2005	December 31, 2004
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$2,103,829	$3,327,543
Accounts receivable	675,453	210,967
Inventory	109,641	162,568
Deposits and prepaid expenses	124,502	61,438
	3,013,425	3,762,516

Capital assets (note 2)	1,257,809	1,302,598
Other intangible assets (note 3)	155,390	162,720

	$4,426,624	$5,227,834

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$218,485	$245,664
Deferred revenue	48,136	59,745
	266,621	305,409

Shareholders’ equity
Share capital (note 4)	45,847,445	45,792,526
Warrants	1,502,331	1,502,331
Contributed surplus	1,368,102	1,329,136
Deficit	(44,557,875)	(43,701,568)
	4,160,003	4,922,425

	$4,426,624	$5,227,834

See accompanying notes to consolidated financial statements.

Consolidated
Statements of Operations and Deficit
For the periods ended September 30, 2005 and 2004
(Expressed in United States dollars)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
REVENUE
Royalties and license fees	$253,856	$383,773	$591,504	$977,794
Product sales	147,188	216,504	286,284	741,169
	401,044	600,277	877,788	1,718,963
Cost of product sales	20,884	93,320	67,690	380,677
	380,160	506,957	810,098	1,338,286
EXPENSES
Marketing	267,325	265,281	498,299	982,889
Operations	54,416	30,184	97,646	171,725
Product engineering	257,349	228,211	484,374	698,798
Administration	194,101	198,315	386,702	627,207
Foreign exchange loss (gain)	(4,540)	3,107	(2,569)	3,019
Depreciation and amortization	104,529	101,433	206,213	311,085
	873,180	826,531	1,670,665	2,794,723
Operating loss	(493,020)	(319,574)	(860,567)	(1,456,437)

OTHER ITEMS
Interest and other income	17,566	2,843	29,019	7,068
Loss on sale of capital assets	-	(13,236)	-	(13,236)
Other	(5,706)	(6,887)	(24,759)	(15,334)
	11,860	(17,280)	4,260	(21,502)
Net loss for period	(481,160)	(336,854)	(856,307)	(1,477,939)
Deficit, beginning of period	(44,076,715)	(42,916,707)	(43,701,568)	(41,775,622)
Deficit, end of period	$(44,557,875)	$(43,253,591)	$(44,557,875)	$(43,253,561)
Loss per common share	$(0.06)	$(0.04)	$(0.10)	$(0.20)

See accompanying notes to consolidated financial statements.

Consolidated
Statements of Cash Flows
For the periods ended September 30, 2005 and 2004
(Expressed in United States dollars)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	September 30, 2005	September 30, 2004	September 30, 2005	September 30, 2004
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cash provided by (used in)
OPERATIONS
Loss for the period	$(481,160)	$(336,854)	$(1,477,939)	$(1,477,939)
Items not requiring cash:
Depreciation and amortization	104,529	101,433	311,085	311,085
Compensation cost of options issued	47,691	44,230	262,233	262,233
Loss on sale of capital assets	-	13,236	-	13,236
Changes in working capital balances (note 6)	(278,400)	116,132	(528,303)	(181,876)
	(607,340)	(61,823)	(1,108,669)	(1,073,261)

FINANCING
Issuance of common shares, net	21,190	68,099	39,049	1,022,775
	21,190	68,099	39,049	1,022,775

INVESTMENTS
Purchase of capital assets	(49,587)	(227,704)	(132,241)	(468,792)
Purchase of intangible assets	(6,963)	(29,597)	(21,853)	(39,261)
Proceeds from sale of capital assets	-	140	-	192
	(56,550)	(257,161)	(154,094)	(507,861)

Decrease in cash and cash equivalents	(642,700)	(250,885)	(1,223,714)	(558,347)
Cash and cash equivalents, beginning of period	2,746,529	1,753,631	3,327,543	2,061,093

Cash and cash equivalents, end of period	$2,103,829	$1,502,746	$2,103,829	$1,502,746

See accompanying notes to consolidated financial statements

Notes
to Consolidated Financial Statements
For the Three Month Periods Ended September 30, 2005
Unaudited
(Expressed in United States dollars under Canadian GAAP)

1.  Basis of presentation

These consolidated financial statements include the accounts of QSound Labs, Inc. a public company organized under the laws of the Province of Alberta, Canada and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated.

The statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial statements. These financial statements follow the same accounting policies and methods of applications as the most recent annual financial statements dated December 31, 2004. These interim financial statements should be read in conjunction with the Company’s December 31, 2004 audited annual financial statements. The disclosures provided below are incremental to those included in the annual financial statements.

2. Capital assets

September 30, 2005	Cost	Accumulated depreciation	Net book value
Sound source and control equipment	$545,463	$526,571	$18,892
Real time systems	905,534	900,459	5,075
Furniture and fixtures	230,668	211,079	19,589
Computer equipment	1,081,717	771,665	310,052
Software and production tooling	2,469,889	1,565,688	904,201
	$5,233,271	$3,975,462	$1,257,809

3. Other intangible assets

September 30, 2005	Cost	Accumulated amortization	Net book value
Patents and trademarks	$899,782	$754,717	$145,065
Purchased customer list	34,418	24,093	10,325
	$934,200	$778,810	$155,390

4. Share capital

	Number of shares	Consideration
Balance at March 31, 2005	8,437,585	$45,815,039
Issued for cash on exercise of options	30,000	39,320
Financing costs	-	(18,130)
Additional paid-in capital stock options	-	11,216
Balance September 30, 2005	8,467,585	$45,847,445

5.	Stock option plan

During the three month period ended September 30, 2005, the Company granted 30,000 options to directors with exercise prices at or greater than the market price of the Company’s stock on the date of grant. These options are subject to shareholders’ approval and will not vest until that time. No compensation cost has been recorded for these options. For the three month period ended September 30, 2005 $54,835 of compensation cost related to options granted to employees has been recognized. For the six month period ended September 30, 2005 $71,411 of compensation cost related to options granted to employees has been recognized and $18,822 has been recognized as compensation costs related to options issued to non-employees. The compensation costs related to options issued to non-employees has been capitalized to software and production tooling.

No compensation cost was recorded in the Company’s statement of operations and deficit for options granted in 2002 to employees, directors and officers. Had compensation cost for stock options granted in 2002 been determined based on the fair value method, the Company’s pro-forma net loss for the three months ended September 30, 2005 would have been increased by $9,417 to $490,615. The net loss for the six months ended September 30, 2005 would have been increased by $18,835 to $875,180.

	Number of shares	Exercise price per share	Weighted average exercise price

Balance at June 30, 2005	1,124,000	$0.47 - 4.56	$1.35

Granted	30,000	$3.57	3.57
Exercised	(30,000)	$1.04 - 2.05	1.31

Balance at September 30, 2005	1,124,000	$0.47 - 4.56	$1.35

The following table summarized the information about stock options outstanding at September 30, 2005

	Options Outstanding			Options Exercisable
Range of Exercise prices	Number Outstanding at September 30, 2005	Weighted-Average Remaining Term (Years)	Weighted-Average Exercise Price	Number Exercisable at September 30, 2005	Weighted-Average Exercise Price
$ 0.47 - 0.62 1.04 - 1.75 1.88 - 2.05 3.57 - 4.56	409,307 413,693 213,000 88,000	2.3 1.4 3.3 4.5	$0.51 1.21 2.01 4.22	403,738 411,193 171,700 5,000	$0.51 1.21 2.00 4.56
	1,124,000	2.3	$1.35	991,631	$1.08

6. Changes in non-cash working capital balances

	For the three months ended September 30, 2005	For the three months ended September 30, 2004	For the six months ended September 30, 2005	For the six months ended September 30, 2004
Accounts receivable	$(212,776)	$17,650	$(464,486)	$(228,272)
Inventory	11,371	(7,557)	52,927	7,721
Deposits and prepaid expenses	10,977	23,848	(63,064)	7,082
Accounts payable and accrued liabilities	(67,412)	80,244	(42,071)	(4,020)
Deferred revenue	(20,560)	1,947	(11,609)	35,613

	$(278,400)	$116,132	$(528,303)	$(181,876)

7. Segmented information

For the three month period ended September 30, 2005	Audio	E-Commerce	Telephony	Total
Revenues	$338,686	$48,189	$14,169	$401,044
Interest revenue	17,072	-	494	17,566
Amortization of capital assets	42,205	5,002	42,731	89,938
Segment operating loss	(202,495)	(46,822)	(243,703)	(493,020)
Segment assets	3,320,140	92,002	1,014,482	4,426,624
Expenditures for segment capital assets	17,608	17,460	14,519	49,587

For the three month period ended September 30, 2004
Revenues	$505,972	$59,027	$35,278	$600,277
Interest revenue	2,819	1	23	2,843
Amortization of capital assets	34,248	7,059	42,732	84,039
Segment operating income	(39,309)	(21,487)	(157,345)	(218,141)
Segment assets	2,482,411	109,171	1,061,278	3,652,860
Expenditures for segment capital assets	39,132	-	207,381	246,513

For the nine month period ended September 30, 2005	Audio	E-Commerce	Telephony	Total
Revenues	$749,162	$100,833	$27,793	$877,788
Interest revenue	28,094	-	925	29,019
Amortization of capital assets	81,565	10,005	85,461	177,031
Segment operating loss	(299,324)	(81,572)	(479,671)	(860,567)
Expenditures for segment capital assets	67,377	17,716	47,148	132,241

For the nine month period ended September 30, 2004
Revenues	$1,389,439	$193,782	$135,742	$1,718,963
Interest revenue	6,973	1	94	7,068
Amortization of capital assets	109,530	21,179	128,196	258,905
Segment operating income	(287,065)	(61,959)	(796,328)	(1,145,352)
Expenditures for segment capital assets	89,366	-	417,044	506,410

Geographic Information	For the three months ended September 30, 2005	For the three months ended September 30, 2004	For the six months ended September 30, 2005	For the nine months ended September 30, 2004

Canada	$5,543	$62,175	$6,232	$70,822
United States	204,293	224,721	530,760	982,038
Asia	185,978	281,754	301,540	567,809
Europe	-	5,477	34,026	72,144
Other	5,230	26,150	5,230	26,150

	$401,044	$600,277	$877,788	$1,718,963

QSOUND LABS, INC.

400, 3115 - 12th Street NE
Calgary, Alberta
Canada T2E 7J2

www.qsound.com

Printed in Canada